Exhibit 99.(j)

Letterhead of KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Dryden High Yield Fund, Inc.:

We consent to the incorporation by reference, in this registration statement, of our report dated February 24, 2005 on the statement of assets and liabilities of the Dryden High Yield Fund, Inc. (hereafter referred to as the “Fund”), including the portfolio of investments, as of December 31, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP
New York, New York
March 25, 2005